                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _____)*

                              Quicksilver Resources Inc.
         ------------------------------------------------------------------
                                   (NAME OF ISSUER)

                             Common Stock $.01 par value
         ------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                      74837R104
         ------------------------------------------------------------------
                                    (CUSIP Number)

         Glenn M. Darden, 1619 Pennsylvania Avenue, Fort Worth, Texas 76104
         ------------------------------------------------------------------
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                             NOTICES AND COMMUNICATIONS)

                                    March 4, 1999
         ------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   / /.

Check the following box if a fee is being paid with the statement  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No. 74837R104                                            Page 1 of 7 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas F. Darden
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)   *
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (E)  / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                           482,450
                ----------------------------------------------------------------
 NUMBER OF      8   SHARED VOTING POWER
   SHARES                7,543,343
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      9   SOLE DISPOSITIVE POWER
    EACH                   482,450
 REPORTING      ----------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER
    WITH                 7,543,343
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,025,793
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
SCHEDULE 13D

     This Schedule 13D is filed in connection with the closing of the transactions under that certain Agreement and Plan of Merger and Reorganization (the "Agreement") between Quicksilver Resources Inc. ("QRI") and MSR Exploration Ltd. ("MSR") dated September 1, 1998 pursuant to which MSR merged into QRI (the "Merger"). In connection with the Merger, QRI issued approximately one tenth (.10) of one share of its common stock, par value $.01 per share ("Common Stock") to the former shareholders of MSR in exchange for each of the issued and outstanding shares of the capital stock of MSR. Also, as a result of the Merger, QRI registered its shares of Common Stock issued in the Merger under the Securities Act of 1933, as amended.

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock of QRI. QRI is a Delaware corporation and its principal executive offices are located at 1619 Pennsylvania Avenue, Fort worth, Texas 76104

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  NAME:

               Thomas F. Darden

          (b)  RESIDENCE OR BUSINESS ADDRESS:

               1619 Pennsylvania Avenue
               Fort Worth, Texas 76104

          (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS WHERE EMPLOYMENT OCCURS.

               Chairman of the Board and Chief Executive Officer of QRI.

               1619 Pennsylvania Avenue
               Fort Worth, Texas 76104

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               Mr. Darden has not been convicted in a criminal proceeding during the previous five years. Mr. Darden has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  CITIZENSHIP:

               Mr. Darden is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          QRI was organized on December 18, 1997 under the laws of the State of Delaware for the purpose of combining certain oil and natural gas properties (the "QRI Properties") located in Michigan, Wyoming and Montana and owned by Michigan Gas Partners, Limited Partnership, a Texas limited partnership ("MGP"), Mercury Exploration Company, a Texas corporation ("Mercury") and Quicksilver Energy, L.C., a Michigan limited liability company ("QELC"), and thereafter exploring,
          developing, and operating the QRI Properties.    At the time of
          formation of QRI, Mercury was the sole general partner of MGP and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), was the sole limited partner. The membership interests in QELC are owned by Mercury, Frank Darden, Thomas F. Darden, Glenn Darden, and Anne Darden Self (the "Darden Family"). The Darden Family also owns, directly or indirectly, substantially all of the stock of Mercury.

          On April 9, 1998, the combination of oil and natural gas properties for which QRI was formed (the "Combination Transaction") was completed. Pursuant to an Agreement and Plan of Reorganization and Merger by and among QRI, QELC, MGP, Mercury, Trust Company of the West, a California trust company ("TCW"), in its capacity as Sub-Custodian for Mellon Bank for the benefit of a specified account, and JEDI, dated March 31, 1998, MGP was merged with and into QRI and certain assets and liabilities of Mercury and QELC were transferred to and assumed by QRI. Indebtedness owed by QELC to TCW and by Mercury and QELC to NationsBank of Texas, N.A. ("NationsBank") was also restructured as part of the Combination Transaction.

          Effective as of January 1, 1998, QELC transferred all of its oil and gas properties in the states of Michigan and Montana to QRI as part of the Combination Transaction. In the Combination Transaction, Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self and Jack
          L. Thurber transferred to QRI certain contractual after payout or net profits interests owned by such individuals in some of the assets of Mercury or QELC that were transferred to QRI pursuant to the Combination Transaction. As consideration for such transfers of contractual rights, QRI issued 2,356 shares of QRI Common Stock to each of Frank Darden, Thomas F. Darden, Glenn M. Darden and Anne Darden Self.

          On March 4, 1999, MSR and QRI completed the Merger whereby MSR shareholders, received one tenth (.10) of one fully paid nonassessable share of QRI Common Stock for each share of MSR common stock that they owned. Mr. Darden received 118,100 shares of QRI Common Stock. In order to meet the requirements of the Merger and give effect to the relative percentage of the surviving corporation to be owned by MSR shareholders after the merger, QRI issued to Mr. Darden 240,566 shares of QRI's Common Stock, as a result of a stock dividend approved by QRI's Board of Directors on February 12, 1999.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Darden acquired the Common Stock as described above and holds it as an investment. Mr. Darden intends for QRI to continue its business of oil and gas exploration and production and for the Common Stock of QRI to continue to be eligible for trading on the American Stock Exchange. Mr. Darden may make purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. Mr. Darden does not have present plans or contemplates any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Darden is the beneficial owner of 8,025,793 shares of QRI's Common Stock (or approximately 59% of its outstanding shares), including the shares exercisable under the options and warrants described below.
          Mr. Darden holds the sole power to vote and dispose of 482,450 of these shares. Mr. Darden shares the power to vote and to dispose of 7,524,683 shares with Mercury and QELC as a result of Mr. Darden's ownership interests in those entities and his position as officer and director of Mercury. Mr. Darden is also the co-trustee of six trusts for the benefit of his nephews and nieces. As a result, he shares the power to vote 18,660 shares of QRI Common Stock with his brother Glenn Darden and his sister Ann Darden Self.

          As a result of the Merger, Mr. Darden also holds warrants to purchase 110,000 shares of QRI Common Stock, which can be exercised prior to March 31, 2002, subject to the Agreement Regarding Warrants described below. Mr. Darden, as a shareholder, officer and director of Mercury is also deemed to beneficially own 594,000 shares of Common Stock pursuant to warrants held by Mercury. Mr. Darden also owns options to purchase 11,428 shares of QRI Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          STOCKHOLDERS AGREEMENT.

          QRI, Mercury, QELC, the Darden Family, Jeff Cook, Jack Thurber, TCW, JEDI and Mercury Production Company, a Texas corporation and the owner of substantially all of the outstanding shares of common stock of Mercury ("Mercury Production"), are parties to a Stockholders Agreement, dated April 9, 1998, as amended on September 1, 1998 (the "Stockholders Agreement").

          Mercury, QELC and the Darden Family (collectively, the "Darden Stockholders") have an obligation continuing past the time when QRI Common Stock becomes publicly traded to provide to JEDI and TCW a right of first refusal on any transfers of the QRI Common Stock. The Darden Stockholders are further required to provide JEDI and TCW with a proportionate right to join in any transfers of shares of QRI Common Stock by Mercury, QELC or a member of the Darden Family.

          In addition, each of JEDI and TCW, so long as it is a holder of QRI Common Stock, has the right to elect a number of members of the Board of Directors of QRI representing a percentage of the entire Board of Directors as close as possible to the percentage of outstanding shares of QRI Common Stock held by JEDI or TCW, as applicable, but in no case less than one.

          QRI and QRI's stockholders, other than JEDI and TCW, are bound by certain covenants contained in the Stockholders Agreement, including a requirement to deliver specified information concerning QRI to JEDI and TCW so long as they are the owners of QRI Common Stock and not to take major corporate actions without the prior written consent of JEDI and TCW, such as amendment of QRI's Certificate of Incorporation, issuance of capital stock, merger of QRI into any other corporation or a sale of all or substantially all of QRI's assets.

          AGREEMENT REGARDING WARRANTS

          Mercury and the Darden Family also entered into an agreement regarding warrants with JEDI and TCW. Mercury and the Darden Family have agreed that they will not exercise their warrants to purchase QRI Common Stock at $12.50 until (a) either (1) the market value of JEDI's QRI Common Stock exceeds $20,995,200; (2) JEDI no longer owns any QRI Common Stock; or (3) JEDI consents to the exercise in writing; and (b) either (1) TCW no longer owns its QRI Common Stock; or (2) TCW consents to the exercise in writing. If any holder of the warrants exercises any of those warrants while TCW holds any QRI Common Stock, it gives TCW the put right to require Mercury to purchase all of QRI Common Stock owned by TCW, opt the Common Stock that TCW may have sold to Mercury or to others with Mercury's consent.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     - Agreement and Plan of Merger and Reorganization by and among Quicksilver Resources Inc. and MSR Exploration, Ltd. dated as of September 1, 1998 (as filed as Exhibit 2.1 to QRI's Registration Statement on Form S-4 (SEC file No. 333-66709) and incorporated hereby by reference).

     - Stockholders Agreement, dated April 9, 1998 and amended September 1, 1998, by and among Quicksilver Resources, Inc., Mercury Exploration Company, Quicksilver Energy, L.C., Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Jeff Cook, Jack L. Thurber, Trust Company of the West, Joint Energy Development Investments Limited Partnership and Mercury Production Company (as filed as Exhibits 10.5 and 10.6 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Agreement Regarding Warrants, dated September 1, 1998, by and among Quicksilver Resources, Inc., Mercury Exploration Company, Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Joint Energy Development Investments Limited Partnership and Trust Company of the West (as filed as Exhibit 10.13 to QRI's Registration Statement on Form S-4 (Sec File No. 333-66709) and incorporated hereby by reference).

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Thomas F. Darden
                                       --------------------------------------
                                       Thomas F. Darden

                                       Date:   March 15, 1999
                                       --------------------------------------